UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from              to

Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL DYNAMICS CORPORATION

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Page(s)

(a) FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1

Statement of Net Assets Available for Benefits as of December 31, 2007	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007	3

Notes to Financial Statements	4-12

(b) SIGNATURE

(c) EXHIBIT

Exhibit 23.1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5):

We have audited the accompanying statement of net assets available for benefits of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5) (the Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

McLean, Virginia

June 25, 2008

1

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Statement of Net Assets Available for Benefits

December 31, 2007

2007
Assets:
Investments in Master Trust at fair value (notes 4 and 6)	$2,345,421,986
Participant loans receivable	56,160,432
Contributions receivable – employer	17,310,162

Total assets	2,418,892,580

Liabilities:
Accrued administrative expenses	350,740

Net assets available for benefits at fair value	2,418,541,840
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	829,969

Net assets available for benefits	$2,419,371,809

See accompanying notes to financial statements.

2

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions to net assets attributed to:
Participation in income of Master Trust (note 4)	$188,924,719
Transfers in from other plans	2,083,503,350
Contributions:
Participant	215,448,767
Employer	108,211,098

323,659,865

Total additions	2,596,087,934

Deductions from net assets attributed to:
Benefits paid to participants	175,016,684
Administrative expenses	1,699,441

Total deductions	176,716,125

Net increase	2,419,371,809
Net assets available for benefits:
Beginning of year	—

End of year	$2,419,371,809

See accompanying notes to financial statements.

3

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2007

(1)	Plan Description

The following description of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined-contribution plan covering eligible salaried employees of General Dynamics Corporation (the Company or the Plan Sponsor). The Plan is one of four plans that comprise the General Dynamics Corporation Savings and Stock Investment Plan Master Trust (Master Trust). As part of the General Dynamics Corporation Savings and Stock Investment Plan restructuring effective January 1, 2007, the Company adopted two new defined contribution plans, this Plan and the General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0) (SSIP 5.0). In addition, the General Dynamics Corporation Savings and Stock Investment Plan was renamed the General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0) (SSIP 3.0), and the General Dynamics Corporation Savings and Stock Investment Plan for Hourly Employees was renamed the General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan) (Represented SSIP).

Participation in the Plan began on January 1, 2007, for certain participants. Company management determined which plan would be offered to each business unit or subset thereof and the affected participants’ account balances in the SSIP 3.0 and the Represented SSIP were subsequently transferred to the corresponding new plan. On January 3, 2007, $2,083,313,875 and $189,475 were transferred from the SSIP 3.0 and the Represented Plan, respectively, to the SSIP 4.5.

(b)	Plan Administration

The Northern Trust Company (TNT) holds the Plan’s assets as the Plan’s trustee. Hewitt Associates, LLC (Hewitt) is the Plan’s recordkeeper.

4	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2007

(c)	Contributions

Contribution percentages range from 1 percent to 50 percent of eligible compensation on a pre-tax basis, up to the statutory limits defined by the Internal Revenue Code (IRC). Participants should refer to the Plan document for a more complete description of the allowable contribution percentages.

The Plan has an employer match rate of up to 100 percent of the first 3 percent of eligible compensation deferred and 50 percent of the next 3 percent of eligible compensation deferred. The Plan is intended to be a safe-harbor plan as defined in the IRC.

Participants at some of the Company’s business units receive an employer contribution based on a profit-sharing formula. Participants that do not accrue credited service under a Company-sponsored defined-benefit pension plan may be eligible to receive an employer contribution based on a percentage of their eligible compensation. At December 31, 2007, $17,310,162 of profit-sharing contributions were included as a receivable in the Plan’s financial statements.

(d)	Participant Accounts

Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by General Dynamics Corporation (Plan Administrator). Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.

(e)	Vesting

Participants are eligible to participate in the Plan upon hire. Participants’ contributions, Company contributions on deferrals made subsequent to January 1, 2007, and earnings thereon vest immediately. Vesting in any Company matching or profit-sharing contributions made prior to January 1, 2007 varies by business unit, but does not exceed three years.

(f)	Participant Loans

The Plan permits active participants and employed inactive participants to borrow the lesser of $50,000 or 50 percent of the vested amount in their accounts (as limited by the Plan and the IRC). Participants are permitted to repay the loan by regular payroll deductions over a period of up to five years. Loans are issued at the prime rate of interest. The Plan also offers primary residence loans (up to 20 years), which are secured by the balance in the participants’ account. Participant loans outstanding at December 31, 2007, bear interest at rates that range from 1.9 percent to 10.5 percent.

(g)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of his or her vested interest in his or her

5	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2007

account into another qualified plan, (c) receive annual installment payments over a specified period or in specified amounts, or (d) receive a partial distribution of his or her total account balance. Participants may also receive hardship withdrawals under the provisions of the IRC in a lump-sum payment. Active participants are eligible to receive in-service, hardship, or age 59 1/2 withdrawals.

(h)	Forfeited Accounts

During the year ended December 31, 2007, participants’ forfeited nonvested accounts totaled $4,350,861. These amounts were used to reduce employer contributions. The Plan’s forfeiture balance at December 31, 2007 is $6,681 and consists of employer contributions credited back to the Plan for non-vested participants who terminated employment with the Plan Sponsor. These amounts will be used to reduce employer contributions in January 2008.

(i)	Administrative Expenses

The Master Trust generally pays the administrative expenses of the Plan. The Plan document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2007.

Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2007.

Administrative expenses may be specifically identified to the four plans that participate in the Master Trust or these expenses may be attributable to the Master Trust in general. Specifically identified fees of the Plan for 2007 were $1,699,441, and are reflected as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. General expenses (primarily investment management and trustee fees) of the Master Trust in 2007 were $1,529,893. A portion of these expenses is allocated to the Plan using the percentage of the Plan’s interest in the net assets of the Master Trust. For the year ended December 31, 2007, approximately $474,000 of general expenses were allocated to the Plan and are included as a reduction of participation in the net income of the Master Trust.

(j)	Risks and Uncertainties

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

6	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2007

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated primarily at fair value except for fully benefit-responsive investment contracts, which are adjusted from fair value to contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits. For all other investments, fair value is based on quoted market prices if they are available. For securities with no quoted market price, many factors are considered in arriving at fair value. In general, corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Certificates of deposit are valued based on amortized cost or original cost plus accrued interest. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on the trade date. Investment income consists of dividend income, interest income, and capital gains distributions. Dividends are recognized on the ex-dividend date, the date on which an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) in the fair value of investments represents the net realized and unrealized changes in the market value of instruments during the period.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Recent Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued the FASB Staff Position AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines a fully benefit-responsive investment contract and provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts in employer-sponsored defined-contribution pension plans. The financial statement presentation and disclosure provisions of this FSP are effective for financial statements for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2007.

As required by the FSP, investments in the accompanying Statement of Net Assets Available for Plan Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect those investments at contract value.

7	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2007

(3)	Tax Status

The Plan has applied for a favorable tax determination from the Internal Revenue Service (IRS) indicating that the Plan is a qualified profit-sharing plan under Section 401(a) of the IRC and is exempt from federal income tax under Section 501(a) of the IRC. Although the application for favorable tax determination is still pending, the Plan Administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(4)	Investments

The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the SSIP 3.0, the SSIP 5.0, and the Represented SSIP (collectively, the Plans). Each of the Plans has an undivided interest in the Master Trust.

At December 31, 2007, the Plan’s interest in the net assets of the Master Trust was approximately 31 percent. Net assets and net participation in the net income of the Master Trust are allocated to the Plans according to their percentage interest in the Master Trust.

TNT uses a portion of the Master Trust’s investments to engage in securities lending. The securities on loan and related collateral are valued daily to ensure adequate collateralization levels in relation to the securities on loan. The loaned security is delivered to the borrower, and collateral is received by TNT either simultaneously or in advance of security delivery. The total market value of collateralized securities on loan from the Master Trust at December 31, 2007 was $401,468,382. Net income generated for the Master Trust from securities lending activities for the year ended December 31, 2007 was $1,043,307.

8	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2007

The following table presents the fair value of investments for the Master Trust as of December 31, 2007:

2007
General Dynamics Corporation common stock+	$2,943,723,582
Investments in equity securities*	164,404,316
Guaranteed Investment Contracts (GICs)*	1,888,073,908
Units of common collective trust+	1,878,475,395
Investments in registered investment companies	424,639,828
Investments in fixed income securities*	436,318,129
Participant loans	127,025,941
Cash and cash equivalents, and other	5,094,559
Securities on loan	401,468,382

Total assets at fair value	8,269,224,040

Pending trade sales/purchases, net	108,694,776
Liability for collateral deposits	410,063,337

Total liabilities	518,758,113

Net investments of Master Trust reflecting fair value	7,750,465,927
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,055,086

Net Investments of Master Trust	$7,754,521,013

+	The General Dynamics Stock Fund consists of $2,943,723,582 of General Dynamics common stock and $61,920,893 invested in common collective trusts at December 31, 2007.
*	Balance contains collateral on loaned securities in the amount of $16,791,854 for equity securities, $336,537,714 for GICs, and $56,733,769 for fixed-income securities at December 31, 2007.

The Plans’ interests in the Master Trust’s total investment at December 31, 2007, were as follows:

2007
General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0)	$1,967,505,791
General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)	2,402,412,387
General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0)	2,356,977,699
General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan)	1,027,625,136

Total	$7,754,521,013

9	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2007

Net investment income for the Master Trust for the year ended December 31, 2007, consisted of the following:

Appreciation of General Dynamics Corporation common stock	$492,687,829
Appreciation of investments in common collective trusts	81,212,468
Depreciation of investments in registered investment companies	(9,677,268)
Appreciation of investments in fixed-income securities	7,064,021
Interest	126,380,818
Dividends	44,147,347
Net interest earned on securities lending transactions	1,043,307
Administrative expenses	(1,529,893)

Total	$741,328,629

The Plans’ interests in the Master Trust’s investment income for the year ended December 31, 2007 were as follows:

General Dynamics Corporation Savings and Stock Investment Plan (Plan 3.0)	$162,831,876
General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)	188,924,719
General Dynamics Corporation Savings and Stock Investment Plan (Plan 5.0)	278,820,485
General Dynamics Corporation Savings and Stock Investment Plan for Represented Employees (Represented Plan)	110,751,549

Total	$741,328,629

The Master Trust’s investments that represent 5 percent or more of the Master Trust’s ending net assets as of December 31, 2007 were as follows:

2007
General Dynamics Corporation common stock	$2,943,723,582
Guaranteed investment contracts:
Met Life 25154	961,791,095
Met Life 25155	923,111,314
Investments in common collective trusts:
MFB NTGI – QM COLTV DAILY S&P 500 EQTY	1,536,041,801

Five percent of the Master Trust’s ending net assets was $387,726,051 as of December 31, 2007.

10	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2007

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions. Each participant will receive payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

(6)	Derivative Financial Instruments

To reduce interest rate risk, the Master Trust has entered into U.S. Treasury and Agency Bond futures contracts. These futures contracts serve to match the price sensitivity and duration of the Master Trust assets with the duration of various benchmarks of the Master Trust. The futures contracts the Master Trust generally enters into are contracts to purchase U.S. Treasury or Agency Bonds, Notes, or Bills at a fixed price on a set date in the future, generally during the next three to six months. The Master Trust pays or receives cash daily for changes in market price of these instruments, with gains or losses reflected in investment income. Total mark-to-market gain was $616,020 for the year ended December 31, 2007. The Master Trust had no derivative instruments designated as cash flow or fair value hedges during 2007.

(7)	Party-in-Interest Transactions

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 33,070,525 shares of the Company’s common stock as of December 31, 2007. Dividends earned by the Master Trust on the Company’s common stock were $36,773,002 for the year ended December 31, 2007.

The Plan also invests through the Master Trust in the COLTV Short-Term Investment Fund, the COLTV Daily S&P 500 Equity Fund, and the COLTV Daily Russell 2000 Fund. These funds are managed by TNT, a party-in-interest to the Plan. The following table summarizes the shares held by the Master Trust in these funds at December 31, 2007:

2007
COLTV Short-Term Investment Fund	194,631,428
COLTV Daily S&P 500 Equity Fund	379,043
COLTV Daily Russell 2000 Fund	160,685

The following table summarizes the aggregate interest earned and realized gains recognized by the Master Trust on these funds for the year ended December 31, 2007:

COLTV Short-Term Investment Fund	$7,648,217
COLTV Daily S&P 500 Equity Fund	81,096,098
COLTV Daily Russell 2000 Fund	(14,201,165)

11	(Continued)

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN (PLAN 4.5)

Notes to Financial Statements

December 31, 2007

(8)	Reconciliation of Financial Statements to Form 5500

Benefit requests that have been processed and approved for payment prior to December 31, 2007, but not yet paid as of that date are not reported in the financial statements until the subsequent year but are included in amounts allocated to withdrawing participants on the Form 5500 for 2007.

The following is a reconciliation of net assets available for benefits at December 31, 2007, as reported in the financial statements to the Form 5500:

2007
Net assets available for benefits as reported in the financial statements	$2,419,371,809
Amounts allocated to withdrawing participants	(753,386)

Net assets available for benefits as reported in the Form 5500	$2,418,618,423

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2007, as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$175,016,684
Amounts allocated to withdrawing participants at December 31, 2007	753,386

Benefits paid to participants as reported in the Form 5500	$175,770,070

12	(Continued)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation Savings and Stock Investment Plan (Plan 4.5)

By	/s/ Henry C. Eickelberg

Henry C. Eickelberg Vice President, Human Capital Processes

Dated: June 25, 2008

13